UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NGM BIOPHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

ATLAS NEON MERGER SUB, INC.

(Name of Filing Persons (Offeror))

ATLAS NEON PARENT, INC.

(Name of Filing Persons (Parent of Offeror))

THE COLUMN GROUP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP GP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP II, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP II GP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP MANAGEMENT, LP
(Name of Filing Persons (Affiliate of Offeror))

PONOI CAPITAL, LP
(Name of Filing Persons (Affiliate of Offeror))

PONOI MANAGEMENT, LLC
(Name of Filing Persons (Affiliate of Offeror))

PONOI CAPITAL II, LP
(Name of Filing Persons (Affiliate of Offeror))

PONOI II MANAGEMENT, LLC
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III-A, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III GP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV-A, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV GP, LP
(Name of Filing Persons (Affiliate of Offeror))

TCG IV GP, LLC
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP OPPORTUNITY III, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP OPPORTUNITY III GP, LP
(Name of Filing Persons (Affiliate of Offeror))

TCG OPPORTUNITY III GP, LLC
(Name of Filing Persons (Affiliate of Offeror))

PETER SVENNILSON
(Name of Filing Persons (Affiliate of Offeror))

DAVID V. GOEDDEL
(Name of Filing Persons (Affiliate of Offeror))

TIMOTHY KUTZKEY
(Name of Filing Persons (Affiliate of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

62921N 105

(CUSIP Number of Class of Securities)

James Evangelista
The Column Group, LP
1 Letterman Drive
Building D, Suite DM-900
San Francisco, CA 94129
(415) 865-2050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.
☐     issuer tender offer subject to Rule 13e-4.
☒     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐     Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on March 8, 2024 (the “Schedule TO”), by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM”), other than the Rollover Shares (as defined in the Offer to Purchase), for $1.55 per Share in cash (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”), copies of which have been filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among NGM, Parent and Purchaser, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference with respect to Items 4 through 11 and 13 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to clarify certain disclosures set forth in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer, and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

(a)
The information set forth in “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is amended and supplemented by adding the following bullet point following the bullet point “The Offer Price represents a discount of approximately 18.8% in comparison to the closing price on the last trading day prior to the execution of the Merger Agreement”:

•
“Certain of the Purchaser Parties were previously willing to purchase Shares at higher prices than the Offer Price. For instance, the Offer Price represents a discount of approximately 88.0% over the average price per Share that certain of the Purchaser Parties paid to acquire Shares in the open market between May 9, 2022 and June 9, 2022, and the Offer Price represents a discount of approximately 56% over the average price per Share that certain of the Purchaser Parties paid to acquire Shares in the open market between October 17, 2022 and October 18, 2022. See “Special Factors—Section 6. Certain Information Concerning Parent and Purchaser—Certain Relationships and Related Person Transactions—Prior Stock Purchases.””

(b)
The information set forth in “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is amended and supplemented by adding the following paragraph following the paragraph starting with “After taking into account all of the factors…”:

“The Purchaser Parties did not consider net book value, liquidation value or a specific going concern value as factors because they consider NGM to be a viable going concern business. Parent believed that NGM’s assets were more valuable than the unaffected trading price of the Shares, but that significant new capital would be required to fund the development and growth of these assets which would be difficult to raise in the public markets based on the unaffected trading price of the Shares. Consequently, Parent seeks to operate NGM as a private corporation going forward and has no present intention to liquidate NGM.”

(c)	The information set forth in “Special Factors—Section 5. Price Range of Shares; Dividends” is amended and supplemented by the following information:

“The following table sets forth, for the period indicated, the high and low sales prices per Share on Nasdaq.

Current Fiscal Year	High	Low
First Quarter (through March 7, 2024)	$2.20	$1.01

(d)
The information set forth in “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is amended and supplemented by replacing the first three paragraphs with the following paragraphs:

“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing. Immediately following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Parent, and the Shares will be delisted from Nasdaq and NGM’s obligations to file periodic reports under the Exchange Act will be suspended, and NGM will be privately held. As a result, there will be no market for the Shares if the Offer and Merger are consummated.”

(e)	The information set forth in “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” is amended and supplemented by replacing the last paragraph with the following paragraphs:

“Litigation. As of March 22, 2024, NGM has received demand letters from 15 purported stockholders of NGM regarding the Schedule 14D-9 (the “Demand Letters”). The Demand Letters generally allege that the Schedule 14D-9 contains untrue statements of material fact and omits material information in violation of sections 14(d)(4), 14(e), and 20(a) of the Exchange Act, and request that NGM disseminate corrective disclosures.

Parent and Purchaser understand that NGM cannot predict the outcome of each Demand, nor can NGM predict the amount of time and expense that will be required to resolve each Demand. Parent and Purchaser understand that NGM believes that the current cases are without merit and the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law. Additional lawsuits may be filed against NGM and the NGM Board, and lawsuits may be filed against Parent and Purchaser, in connection with the Offer, the Merger and the related disclosures. Depending on the nature and materiality of the allegations, Parent and Purchaser will not, and understand that NGM will not, necessarily announce such filings.”

(f)	The information set forth in “The Tender Offer—Section 12. Fees and Expenses” is amended and supplemented by the following information:

“The following is an estimate of fees and expenses to be incurred by Purchaser in connection with the transactions contemplated by the Merger Agreement:

Type of Fee	Amount
Filing Fees	$19,969.44
Depositary and Paying Agent(1)	$41,500.00
Information Agent (including mailing and advertisement cost)(2)	$37,500.00
Legal fees and expenses	$2,500,000.00
Printing and other	$15,000.00
Total	$2,613,969.44

(1) Purchaser will pay an additional $3,500 to the Depositary and Paying Agent following each extension of the Offer (if any). Purchaser will also reimburse the Depositary and Paying Agent for certain reasonable and documented out-of-pocket fees and expenses.

(2) The fee paid to the Information Agent will be reduced to $25,000 if the Transactions are not consummated. Purchaser will also reimburse the Information Agent for certain reasonable and documented out-of-pocket fees and expenses.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2024

ATLAS NEON MERGER SUB, INC.

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	President and Secretary

ATLAS NEON PARENT, INC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	President and Secretary

THE COLUMN GROUP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP II, LP

By:	The Column Group II GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP II GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP MANAGEMENT, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI CAPITAL, LP

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI MANAGEMENT, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI CAPITAL II, LP

By:	Ponoi II Management, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI II MANAGEMENT, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III, LP

By:	The Column Group III, GP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III-A, LP

By:	The Column Group III, GP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV-A, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group Opportunity III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP OPPORTUNITY III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TCG OPPORTUNITY III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TIMOTHY KUTZKEY

By:	/s/ Timothy Kutzkey

PETER SVENNILSON

By:	/s/ Peter Svennilson

DAVID V. GOEDDEL

By:	/s/ David V. Goeddel